1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 2, 2021

Ms. Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-225152; 811-22472

Dear Ms. Lithotomos:

We are writing in response to telephonic comments provided on June 11, 2021 with respect to Preliminary Proxy Statement (the “Proxy Statement”) filed on Schedule 14A under the Securities Exchange Act of 1934, as amended (“Exchange Act”), on June 4, 2021 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. Please complete and/or update all missing and bracketed information.

Response 1. The disclosure has been revised accordingly.

Comment 2. With respect to Proposal 2, please state supplementally the rationale for including the provision that would require stockholders to consider conversion to an open-end fund in the Articles of Incorporation.

Response 2. The language requiring the consideration by stockholders of whether to convert to an open-end fund was included based on discussions between the Adviser, the Sub-Adviser and the underwriters in connection with the Fund’s initial public offering, and separately with the Board, in order to give the stockholders an option in the future to convert if the closed-end fund structure was deemed inappropriate for this Fund.

Ms. Lithotomos July 2, 2021 Page 2

Comment 3. The proxy statement notes that the directors are recommending a vote against Proposal 2. Please make clear that this includes the independent directors.

Response 3. The disclosure has been revised accordingly.

Comment 4. Please add a statement that “past performance is not indicative of future performance” near the discussion of performance.

Response 4. The disclosure has been revised accordingly.

Comment 5. We note the discussion of the disadvantages of converting to an open-end fund structure. Please balance this by discussing the advantages of open-end funds.

Response 5. We respectfully acknowledge your comment; however, we note that the advantages of converting to an open-end fund are currently included under the section entitled “Potential Open-End Fund Advantages.”

Comment 6. Please confirm supplementally whether the Fund’s Articles of Incorporation state that the costs of conversion are borne by the Fund.

Response 6. The Fund’s Articles of Incorporation do not explicitly state who bears the costs of conversion.

Comment 7. Please confirm supplementally whether the Fund’s Articles of Incorporation address steps to be considered if conversion to an open-end fund does not take place.

Response 7. The Fund’s Articles of Incorporation do not explicitly address the steps to be considered if conversion to an open-end fund is not approved.

Comment 8. Please ensure that the proxy card is filed with the definitive proxy statement.

Response 8. The proxy card will be filed with the definitive proxy statement.

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Ms. Lithotomos July 2, 2021 Page 3

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai